Nutra Pharma Corp.
791 Park of Commerce Blvd.
Suite 300
Boca Raton, FL 33487

FILED AS CORRESPONDENCE ON EDGAR

September 5, 2008

James Rosenberg
Senior Assistant Chief Accountant
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nutra Pharma Corp, Form 10-KSB for the Fiscal Year ended December 31, 2007
(File No. 000-32141)

Dear Mr. Rosenberg:

This correspondence is in response to your July 21, 2008 correspondence regarding the above-referenced Form 10-KSB filing of Nutra Pharma Corp. (“the Company”).

Please be advised that on September 5, 2008, the Company filed an amendment to its Form 10-KSB filing in connection with the matters addressed in the Division of Corporation Finance’s July 21, 2008 correspondence. In connection with this correspondence being filed on Edgar and the amended Form 10-KSB filing, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws in the United States.

Sincerely yours,

/s/ Rik J. Deitsch
Rik J. Deitsch
Chief Executive Officer/Chief Financial Officer
Nutra Pharma Corp.